FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2008

UNILEVER PLC
 (Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                       UNILEVER PLC

                                                                                                                      /S/ S H M A Dumoulin
                                                                                                                      By  S H M A Dumoulin
                                                                                                                      Secretary

Date: 23 June 2008

                                              EXHIBIT INDEX
                                              -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                                         Notice to London Stock Exchange dated 23 June 2008
                                             Director/PDMR Shareholding

Exhibit 99

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

UNILEVER PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

MR A J OGG

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

AMERICAN DEPOSITARY RECEIPTS REPRESENTING 1 ORDINARY 3 1/9p SHARE

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MR A J OGG

8. State the nature of the transaction

NORTH AMERICA SHARE BONUS PROGRAM - PURCHASE OF SHARES (DIVIDEND REINVESTMENT)

9. Number of shares, debentures or financial instruments relating to shares acquired

91.3521

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

NEGLIGIBLE

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

$29.82

14. Date and place of transaction

19 JUNE 2008, USA

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

21,576

0.002%

16. Date issuer informed of transaction

20 JUNE 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

JULIAN THURSTON 020 7822 6707

Name and signature of duly authorised officer of issuer responsible for making notification

CHRISTOPHER FLETCHER SMITH - DEPUTY SECRETARY

Date of notification

23 JUNE 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

UNILEVER PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

MR M POLK

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

AMERICAN DEPOSITARY RECEIPTS REPRESENTING 1 ORDINARY 3 1/9p SHARE

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MR M POLK

8. State the nature of the transaction

i) NORTH AMERICA SHARE BONUS PROGRAM - PURCHASE OF SHARES (DIVIDEND REINVESTMENT)

ii) NORTH AMERICA RESTRICTED STOCK PLAN - PURCHASE OF SHARES (DIVIDEND REINVESTMENT)

9. Number of shares, debentures or financial instruments relating to shares acquired

i) 232.2838

ii) 219.1458

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

NEGLIGIBLE

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

i) $29.82

ii) $29.82

14. Date and place of transaction

19 JUNE 2008, USA

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

29,495

0.002%

16. Date issuer informed of transaction

20 JUNE 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

JULIAN THURSTON 020 7822 6707

Name and signature of duly authorised officer of issuer responsible for making notification

CHRISTOPHER FLETCHER SMITH - DEPUTY SECRETARY

Date of notification

23 JUNE 2008

End